Exhibit 99(a)
(2) JOINTLY-OWNED NUCLEAR PLANT

    (a) HL&P INVESTMENT. HL&P is the project manager (and one of four co-owners) of the South Texas Project, which consists of two 1,250 megawatt nuclear generating units. HL&P has a 30.8 percent interest in the project and bears a corresponding share of capital and operating costs associated with the project. As of December 31, 1994, HL&P's investments (net of accumulated depreciation and amortization) in the South Texas Project and in nuclear fuel, including AFUDC, were $2.1 billion and $99 million, respectively.

    (b) UNITED STATES NUCLEAR REGULATORY COMMISSION (NRC) INSPECTIONS AND OPERATIONS. Both generating units at the South Texas Project were out of service from February 1993 to February 1994, when Unit No. 1 was returned to service. Unit No. 2 was returned to service in May 1994. HL&P removed the units from service in February 1993 when a problem was encountered with certain of the units' auxiliary feedwater pumps.

          In February 1995, the NRC removed the South Texas Project from its "watch list" of plants with weaknesses that warranted increased NRC attention. The NRC placed the South Texas Project on the "watch list" in June 1993, following the issuance of a report by an NRC Diagnostic Evaluation Team (DET) which conducted a review of the South Texas Project operations.

          Certain current and former employees of HL&P or contractors of HL&P have asserted claims that their employment was terminated or disrupted in retaliation for their having made safetyrelated complaints to the NRC. Civil proceedings by the complaining personnel and administrative proceedings by the Department of Labor remain pending against HL&P, and the NRC has jurisdiction to take enforcement action against HL&P and/or individual employees with respect to these matters. Based on its own internal investigation, in October 1994 the NRC issued a notice of violation and proposed a $100,000 civil penalty against HL&P in one such case in which HL&P had terminated the site access of a former contractor employee. In that action, the NRC also requested information relating to possible further enforcement action in this matter against two HL&P managers involved in such termination. HL&P strongly disagrees with the NRC's conclusions, and has requested the NRC to give further consideration of its notice. In February 1995, the NRC conducted an enforcement conference with respect to that matter, but no result has been received.

          HL&P has provided documents and other assistance to a subcommittee of the U. S. House of Representatives (Subcommittee) that is conducting an inquiry related to the South Texas Project. Although the precise focus and timing of the inquiry has not been identified by the Subcommittee, it is anticipated that the Subcommittee will inquire into matters related to HL&P's handling of employee concerns and to issues related to the NRC's 1993 DET review of the South Texas Project. In connection with that inquiry, HL&P has been advised that the U. S. General Accounting Office (GAO) is conducting a review of the NRC's inspection process as it relates to the South Texas Project and other plants, and HL&P is cooperating with the GAO in its investigation and with the NRC in a similar review it has initiated. While no prediction can
                                      -41-

          be made at this time as to the ultimate outcome of these matters, the Company and HL&P do not believe that they will have a material adverse effect on the Company's or HL&P's financial condition or results of operations.

    (c) LITIGATION WITH CO-OWNERS OF THE SOUTH TEXAS PROJECT. In February 1994, the City of Austin (Austin), one of the four co-owners of the South Texas Project, filed suit (Austin II Litigation) against HL&P. That suit is pending in the 152nd District Court for Harris County, Texas, which has set a trial date for October 1995. Austin alleges that the outages at the South Texas Project from early 1993 to early 1994 were due to HL&P's failure to perform obligations it owed to Austin under the Participation Agreement among the four co-owners of the South Texas Project (Participation Agreement). Austin also asserts that HL&P breached certain undertakings voluntarily assumed by HL&P under the terms and conditions of the Operating Licenses and Technical Specifications relating to the South Texas Project. Austin claims that such failures have caused Austin damages of at least $125 million due to the incurrence of increased operating and maintenance costs, the cost of replacement power and lost profits on wholesale transactions that did not occur. In May 1994, the City of San Antonio (San Antonio), another co-owner of the South Texas Project, intervened in the litigation filed by Austin against HL&P and asserted claims similar to those asserted by Austin. San Antonio has not identified the amount of damages it intends to seek from HL&P. HL&P is contesting San Antonio's intervention and has called for arbitration of San Antonio's claim under the arbitration provisions of the Participation Agreement. The trial court has denied HL&P's requests, but review of these decisions is currently pending before the 1st Court of Appeals in Houston.

          In a previous lawsuit (Austin I Litigation) filed in 1983 against the Company and HL&P, Austin alleged that it had been fraudulently induced to participate in the South Texas Project and that HL&P had failed to perform properly its duties as project manager. In May 1993, the courts entered a judgement in favor of the Company and HL&P, concluding, among other things, that the Participation Agreement did not impose on HL&P a duty to exercise reasonable skill and care as project manager. During the course of the Austin I Litigation, San Antonio and Central Power and Light Company (CPL), a subsidiary of Central and South West Corporation, two of the co-owners in the South Texas Project, also asserted claims for unspecified damages against HL&P as project manager of the South Texas Project, alleging HL&P breached its duties and obligations. San Antonio and CPL requested arbitration of their claims under the Participation Agreement. In 1992, the Company and HL&P entered into a settlement agreement with CPL (CPL Settlement) providing for CPL's withdrawal of its demand for arbitration. San Antonio's claims for arbitration remain pending. Under the Participation Agreement, San Antonio's arbitration claims will be heard by a panel of five arbitrators consisting of four arbitrators named by each co-owner and a fifth arbitrator selected by the four appointed arbitrators.

          Although the CPL Settlement did not directly affect San Antonio's pending demand for arbitration, HL&P and CPL reached certain understandings in such agreement which contemplated that: (i) CPL's previously appointed arbitrator would be replaced by CPL; (ii) arbitrators approved by CPL or HL&P in any future arbitrations would be mutually acceptable to HL&P and CPL; and (iii) HL&P and CPL would resolve any future disputes between them concerning the South Texas Project without resorting to the arbitration provision of the

                                      -42-

          Participation Agreement. Austin and San Antonio have asserted in the pending Austin II Litigation that such understandings have rendered the arbitration provisions of the Participation Agreement void and that neither Austin nor San Antonio should be required to participate in or be bound by such proceedings.

          Although HL&P and the Company do not believe there is merit to either Austin's or San Antonio's claims and have opposed San Antonio's intervention in the Austin II Litigation, there can be no assurance as to the ultimate outcome of these matters.

    (d) NUCLEAR INSURANCE. HL&P and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain the maximum amount of property damage insurance currently available through the insurance industry, consisting of $500 million in primary property damage insurance and excess property insurance in the amount of $2.25 billion. Under the excess property insurance which became effective on March 1, 1995 and under portions of the excess property insurance coverage in effect prior to March 1, 1995, HL&P and the other owners of the South Texas Project are subject to assessments, the maximum aggregate assessment under current policies being $26.9 million during any one policy year. The application of the proceeds of such property insurance is subject to the priorities established by the NRC regulations relating to the safety of licensed reactors and decontamination operations.

          Pursuant to the Price Anderson Act (Act), the maximum liability to the public for owners of nuclear power plants, such as the South Texas Project, was decreased from $9.0 billion to $8.92 billion effective in November 1994. Owners are required under the Act to insure their liability for nuclear incidents and protective evacuations by maintaining the maximum amount of financial protection available from private sources and by maintaining secondary financial protection through an industry retrospective rating plan. The assessment of deferred premiums provided by the plan for each nuclear incident is up to $75.5 million per reactor subject to indexing for inflation, a possible 5 percent surcharge (but no more than $10 million per reactor per incident in any one year) and a 3 percent state premium tax. HL&P and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan.

          There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on HL&P's and the Company's financial condition.

    (e) NUCLEAR DECOMMISSIONING. HL&P and the other co-owners of the South Texas Project are required by the NRC to meet minimum decommissioning funding requirements to pay the costs of decommissioning the South Texas Project. Pursuant to the terms of the order of the Utility Commission in Docket No. 9850, HL&P is currently funding decommissioning costs for the South Texas Project with an independent trustee at an annual amount of $6 million, which is recorded in depreciation and amortization expense. HL&P's funding level is estimated to provide approximately $146 million, in 1989 dollars, an amount which exceeds the current NRC minimum.

                                      -43-

          The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. At December 31, 1994, the securities held in the Company's nuclear decommissioning trust totaling $25.1 million (reflected on the Company's Consolidated and HL&P's Balance Sheets in deferred debits and deferred credits) are classified as available for sale. Such securities are reported on the balance sheets at fair value, which at December 31, 1994 approximates cost, and any unrealized gains or losses will be reported as a separate component of common stock equity. Earnings, net of taxes and administrative costs, are reinvested in the funds.

          In May 1994, an outside consultant estimated HL&P's portion of decommissioning costs to be approximately $318 million, in 1994 dollars. The consultant's calculation of decommissioning costs for financial planning purposes used the DECON methodology (prompt removal/dismantling), one of the three alternatives acceptable to the NRC, and assumed deactivation of Unit Nos. 1 and 2 upon the expiration of their 40 year operating licenses. Under the terms of the Proposed Settlement, HL&P would increase funding of decommissioning costs to an annual amount of approximately $14.8 million consistent with such study. While the current and projected funding levels presently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project or the assumptions used in estimating decommissioning costs will ultimately prove to be correct.

(3) RATE REVIEW, FUEL RECONCILIATION AND OTHER PROCEEDINGS

          In February 1994, the Utility Commission initiated a proceeding (Docket No. 12065) to determine whether HL&P's existing rates are just and reasonable. Subsequently, the scope of the docket was expanded to include reconciliation of HL&P's fuel costs from April 1, 1990 to July 31, 1994. The Utility Commission also initiated a separate proceeding (Docket No. 13126) to review issues regarding the prudence of operation of the South Texas Project from the date of commercial operation through the present. That review would encompass the outage at the South Texas Project during 1993 through 1994.

          Hearings began in Docket No. 12065 in January 1995, and the Utility Commission has retained a consultant to review the South Texas Project for the purpose of providing testimony in Docket No. 13126 regarding the prudence of HL&P's management of operation of the South Texas Project. In February 1995, all major parties to these proceedings signed the Proposed Settlement resolving the issues with respect to HL&P, including the prudence issues related to operation of the South Texas Project. Approval of the Proposed Settlement by the Utility Commission will be required. To that end, the parties have established procedural dates for a hearing on issues raised by the parties who are opposed to the Proposed Settlement. A decision by the Utility Commission on the Proposed Settlement is not anticipated before early summer.

          Under the Proposed Settlement, HL&P's base rates would be reduced by approximately $62 million per year, effective retroactively to January 1, 1995, and rates would be frozen for three years, subject to certain conditions. Under the Proposed Settlement, HL&P would amortize its remaining investment of $218 million in the cancelled Malakoff plant over a period not to exceed
                                      -44-

          seven years. HL&P also would increase its decommissioning expense for the South Texas Project by $9 million per year.

          Under the Proposed Settlement, approximately $70 million of fuel expenditures and related interest incurred by HL&P during the fuel reconciliation period would not be recoverable from ratepayers. This $70 million was recorded as a one-time, pre-tax charge to reconcilable fuel revenues to reflect the anticipation of approval of the Proposed Settlement. HL&P also would establish a new fuel factor approximately 17 percent below that currently in effect and would refund to customers the balance in its fuel over-recovery account, estimated to be approximately $180 million after giving effect to the amounts not recoverable from ratepayers.

          HL&P recovers fuel costs incurred in electric generation through a fixed fuel factor that is set by the Utility Commission. The difference between fuel revenues billed pursuant to such factor and fuel expense incurred is recorded as an addition to or a reduction of revenue, with a corresponding entry to under- or over-recovered fuel, as appropriate. Amounts collected pursuant to the fixed fuel factor must be reconciled periodically against actual, reasonable costs as determined by the Utility Commission. Currently, HL&P has an over-recovery fuel account balance that will be refunded pursuant to the Proposed Settlement.

          In the event that the Proposed Settlement is not approved by the Utility Commission, including issues related to the South Texas Project, Docket No. 12065 will be remanded to an Administrative Law Judge (ALJ) to resume detailed hearings in this docket. Prior to reaching agreement on the terms of the Proposed Settlement, HL&P argued that its existing rates were just and reasonable and should not be reduced. Other parties argued that rate decreases in annual amounts ranging from $26 million to $173 million were required and that additional decreases might be justified following an examination of the prudence of the management of the South Texas Project and the costs incurred in connection with the outages at the South Texas Project. Testimony filed by the Utility Commission staff included a recommendation to remove from rate base $515 million of HL&P's investment in the South Texas Project to reflect the staff's view that such investment was not fully "used and useful" in providing service, a position HL&P vigorously disputes.

          In the event the Proposed Settlement is not approved by the Utility Commission, the fuel reconciliation issues in Docket Nos. 12065 and 13126 would be remanded to an ALJ for additional proceedings. A major issue in Docket No. 13126 will be whether the incremental fuel costs incurred as a result of outages at the South Texas Project represent reasonable costs. HL&P filed testimony in Docket No. 13126, which testimony concluded that the outages at the South Texas Project did not result from imprudent management. HL&P also filed testimony analyzing the extent to which regulatory issues extended the outages. In that testimony an outside consultant retained by HL&P concluded that the duration of the outages was controlled by both the resolution of NRC regulatory issues as well as necessary equipment repairs unrelated to NRC regulatory issues and that the incremental effect of NRC regulatory issues on the duration of the outages was only 39 days per unit. Estimates as to the cost of replacement power may vary significantly based on a number of factors, including the capacity factor at which the South Texas Project might be assumed to have operated had it not been out of service due to the outages. However, HL&P believes that applying a reasonable range

                                      -45-

          of assumptions would result in replacement fuel costs of less than $10 million for the 39 day periods identified by HL&P's consultant and less than $100 million for the entire length of the outages. Any fuel costs determined to have been unreasonably incurred would not be recoverable from customers and would be charged against the Company's earnings.

          Although the Company and HL&P believe that the Proposed Settlement is in the best interest of HL&P, its ratepayers, and the Company and its shareholders, no assurance can be given that (i) the Utility Commission ultimately will approve the terms of the Proposed Settlement or (ii) in the event the Proposed Settlement is not approved and proceedings against HL&P resumed, that the outcome of such proceedings would be favorable to HL&P.

(4) APPEALS OF PRIOR UTILITY COMMISSION RATE ORDERS

          Pursuant to a series of applications filed by HL&P in recent years, the Utility Commission has granted HL&P rate increases to reflect in electric rates HL&P's substantial investment in new plant construction, including the South Texas Project. Although Utility Commission action on those applications has been completed, judicial review of a number of the Utility Commission orders is pending. In Texas, Utility Commission orders may be appealed to a District Court in Travis County, and from that Court's decision an appeal may be taken to the Court of Appeals for the 3rd District at Austin (Austin Court of Appeals). Discretionary review by the Supreme Court of Texas may be sought from decisions of the Austin Court of Appeals. The pending appeals from the Utility Commission orders are in various stages. In the event the courts ultimately reverse actions of the Utility Commission in any of these proceedings, such matters would be remanded to the Utility Commission for action in light of the courts' orders. Because of the number of variables which can affect the ultimate resolution of such matters on remand, the Company and HL&P generally are not in a position at this time to predict the outcome of the matters on appeal or the ultimate effect that adverse action by the courts could have on the Company and HL&P. On remand, the Utility Commission's action could range from granting rate relief substantially equal to the rates previously approved to a reduction in the revenues to which HL&P was entitled during the time the applicable rates were in effect, which could require a refund to customers of amounts collected pursuant to such rates. Judicial review has been concluded or currently is pending on the final orders of the Utility Commission described below.

    (a) 1991 RATE CASE. In HL&P's 1991 rate case (Docket No. 9850), the Utility Commission approved a non-unanimous settlement agreement providing for a $313 million increase in HL&P's base rates, termination of deferrals granted with respect to Unit No. 2 of the South Texas Project and of the qualified phase-in plan deferrals granted with respect to Unit No. 1 of the South Texas Project, and recovery of deferred plant costs. The settlement authorized a 12.55 percent return on common equity for HL&P. Rates contemplated by the settlement agreement were implemented in May 1991 and remain in effect (subject to the outcome of the current rate proceeding described in Note 3).

          The Utility Commission's order in Docket No. 9850 was affirmed on review by a District Court, and the Austin Court of Appeals affirmed that decision on procedural grounds due to the failure of the appellant to file the record with the court in a timely manner. On review, the Texas
                                      -46-

          Supreme Court has remanded the case to the Austin Court of Appeals for consideration of the appellant's challenges to the Utility Commission's order, which include issues regarding deferred accounting, the treatment of federal income tax expense and certain other matters. As to federal tax issues, a recent decision of the Austin Court of Appeals, in an appeal involving GTE-SW (and to which HL&P was not a party), held that when a utility pays federal income taxes as part of a consolidated group, the utility's ratepayers are entitled to a fair share of the tax savings actually realized, which can include savings resulting from unregulated activities. The Texas Supreme Court has agreed to hear an appeal of that decision, but on points not involving the federal income tax issues, though tax issues could be decided in such opinion.

          Because the Utility Commission's order in Docket No. 9850 found that HL&P would have been entitled to rate relief greater than the $313 million agreed to in the settlement, HL&P believes that any disallowance that might be required if the court's ruling in the GTE decision were applied in Docket No. 9850 would be offset by that greater amount. However, that amount may not be sufficient if the Austin Court of Appeals also concludes that the Utility Commission's inclusion of deferred accounting costs in the settlement was improper. For a discussion of the Texas Supreme Court's decision on deferred accounting treatment, see Note 4(c). Although HL&P believes that it could demonstrate entitlement to rate relief equal to that agreed to in the stipulation in Docket No. 9850, HL&P cannot rule out the possibility that a remand and reopening of that settlement would be required if decisions unfavorable to HL&P are rendered on both the deferred accounting treatment and the calculation of tax expense for rate making purposes.

          The parties to the Proposed Settlement have agreed to withdraw their appeals of the Utility Commission's orders in such docket, subject to HL&P's dismissing its appeal in Docket No. 6668.

    (b) 1988 RATE CASE. In HL&P's 1988 rate case (Docket No. 8425), the Utility Commission granted HL&P a $227 million increase in base revenues, allowed a 12.92 percent return on common equity, authorized a qualified phase-in plan for Unit No. 1 of the South Texas Project (including approximately 72 percent of HL&P's investment in Unit No. 1 of the South Texas Project in rate base) and authorized HL&P to use deferred accounting for Unit No. 2 of the South Texas Project. Rates substantially corresponding to the increase granted were implemented by HL&P in June 1989 and remained in effect until May 1991.

          In August 1994, the Austin Court of Appeals affirmed the Utility Commission's order in Docket No. 8425 on all matters other than the Utility Commission's treatment of tax savings associated with deductions taken for expenses disallowed in cost of service. The court held that the Utility Commission had failed to require that such tax savings be passed on to ratepayers, and ordered that the case be remanded to the Utility Commission with instructions to adjust HL&P's cost of service accordingly. Discretionary review is being sought from the Texas Supreme Court by all parties to the proceeding.

          The parties to the Proposed Settlement have agreed to dismiss their respective appeals of Docket No. 8425, subject to HL&P's dismissing its appeal in Docket No. 6668. A separate party to this appeal, however, has not agreed to dismiss its appeal.

                                      -47-

    (c) DEFERRED ACCOUNTING. Deferred accounting treatment for certain costs associated with Unit No. 1 of the South Texas Project was authorized by the Utility Commission in Docket No. 8230 and was extended in Docket No. 9010. Similar deferred accounting treatment with respect to Unit No. 2 of the South Texas Project was authorized in Docket No. 8425. For a discussion of the deferred accounting treatment granted, see Note 1(f).

          In June 1994, the Texas Supreme Court decided the appeal of Docket Nos. 8230 and 9010, as well as all other pending deferred accounting cases involving other utilities, upholding deferred accounting treatment for both carrying costs and operation and maintenance expenses as within the Utility Commission's statutory authority and reversed the Austin Court of Appeals decision to the extent that the Austin Court of Appeals had rejected deferred accounting treatment for carrying charges. Because the lower appellate court had upheld deferred accounting only as to operation and maintenance expenses, the Texas Supreme Court remanded Docket Nos. 8230 and 9010 to the Austin Court of Appeals to consider the points of error challenging the granting of deferred accounting for carrying costs which it had not reached in its earlier consideration of the case. The Texas Supreme Court opinion did state, however, that when deferred costs are considered for addition to the utility's rate base in an ensuing rate case, the Utility Commission must then determine to what extent inclusion of the deferred costs is necessary to preserve the utility's financial integrity. Under the terms of the Proposed Settlement, South Texas Project deferrals will continue to be amortized under the schedule previously established.

          The Office of the Public Utility Counsel (OPUC) has agreed, pursuant to the Proposed Settlement, to withdraw and dismiss its appeal if the Proposed Settlement becomes effective and on the condition that HL&P dismisses its appeal in Docket No. 6668. However, the appeal of the State of Texas remains pending.

    (d) PRUDENCE REVIEW OF THE CONSTRUCTION OF THE SOUTH TEXAS PROJECT. In June 1990, the Utility Commission ruled in a separate docket (Docket No. 6668) that had been created to review the prudence of HL&P's planning and construction of the South Texas Project that $375.5 million out of HL&P's $2.8 billion investment in the two units of the South Texas Project had been imprudently incurred. That ruling was incorporated into HL&P's 1988 and 1991 rate cases and resulted in HL&P's recording an after-tax charge of $15 million in 1990. Several parties appealed the Utility Commission's decision, but a District Court dismissed these appeals on procedural grounds. The Austin Court of Appeals reversed and directed consideration of the appeals, and the Texas Supreme Court denied discretionary review in 1994. At this time, no action has been taken by the appellants to proceed with the appeals. Unless the order in Docket No. 6668 is modified or reversed on appeal, the amount found imprudent by the Utility Commission will be sustained.

          Under the Proposed Settlement, OPUC, HL&P and the City of Houston each has agreed to dismiss its respective appeals of Docket No. 6668. A separate party to this appeal, however, has not agreed to dismiss its appeal. If this party does not elect to dismiss its appeal, HL&P may elect to maintain its appeal, whereupon OPUC and City of Houston shall also be entitled to maintain their appeals.

                                      -48-

 (18)      RAILROAD SETTLEMENT PAYMENTS

          In July 1994, HL&P contributed as equity its rights to receive certain railroad settlement payments to HL&P Receivables, Inc. (HLPR), a wholly-owned subsidiary of HL&P. HLPR transferred the receivables to a trust. A bank purchased certificates evidencing a senior interest in the trust and HLPR holds a certificate evidencing a subordinate interest in the trust. HL&P received as a dividend from HLPR approximately $66.1 million, an amount equal to HLPR's proceeds from the sale. Consistent with the manner in which HL&P recorded receipts of the settlement payments, HL&P recorded the transaction as a $66.1 million reduction to reconcilable fuel expense in July 1994. The reduction to reconcilable fuel expense had no effect on earnings.